Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2013

On October 17, 2013, China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), will  hold  its  annual general  meeting of  shareholders at  9:30 a.m., Beijing and Hong Kong Time, at the  offices of O’Melveny & Myers LLP, 31st Floor, AIA Central, 1 Connaught Road, Central, Hong Kong, S.A.R. for the following purposes:

1.              Re-election of Mr. Amit Gupta to serve as a Class I Director for a three-year term;

2.              Re-election of Ms. Moonkyung Kim to serve as a Class I Director for a three-year term;

3.              Re-election of Mr. Shadron Lee Stastney to serve as a Class I Director for a three-year term;

4.              Re-election of Mr. Allard Nooy to serve as a Class III Director for a two-year term;

5.              Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2013; and

6.              To transact any other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 3, 2013 (the “Record Date”) can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This Notice of Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2012 Annual Report on Form 20-F are also available through the Investor Relations section of our website at http://www.chinahydroelectric.com. You may also request a hard copy of the documents, free of charge, by contacting Scott Powell, Investor Relations and Corporate Communications, China Hydroelectric Corporation, by telephone at (646) 650-1351, or by email at ir@china-hydro.com.

By Order of the Board of Directors,

/s/ Amit Gupta

Chairman of the Board of Directors

Dated: September 12, 2013